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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended
	2008	2007	2006	2005	2004
Income from continuing operations	$42,885	$47,696	$45,536	$50,688	$32,303
Add: Interest expense	4,114	4,957	7,028	8,310	11,523

Earnings	$46,999	$52,653	$52,564	$58,998	$43,826

Interest expense	$4,114	$4,957	$7,028	$8,310	$11,523
Interest expense	$4,114	$4,957	$7,028	$8,310	$11,523
Preferred stock buyback	(989)	—	—	—	—
Preferred stock dividends	15,390	16,923	17,157	17,343	17,356

Fixed Charges	$19,504	$21,880	$24,185	$25,653	$28,879

Ratio of earnings to fixed charges	11.42	10.62	7.48	7.10	3.80
Ratio of earnings to fixed charges and preferred dividends	2.54	2.41	2.17	2.30	1.52

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  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)